EF Hutton,

division of Benchmark Investments, LLC

590 Madison Avenue, 39th Floor

New York, NY 10022

May 31, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Christine Westbrook

Re: TC BioPharm (Holdings) plc

Registration Statement on Form F-1, File No. 333-265159

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: June 2, 2022

Requested Time: 5:00 p.m., Eastern time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representative of the underwriters of the proposed public offering of securities of TC BioPharm (Holdings) plc (the “Company”), hereby join the Company’s request that the effective date of the above-referenced registration statement on Form F-1 be accelerated so that it will be declared and become effective at 5:00 p.m., Eastern time, on June 2, 2022, or as soon thereafter as possible.

Pursuant to Rule 460 under the Securities Act, we, as representative of the underwriters, wish to advise you that there will be distributed to each underwriter, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with, and it has been informed by the participating underwriters and dealers that they have complied and will continue to comply with, the requirements of Rule 15c2-8 under the Exchange Act.

Very truly yours,

EF Hutton,
division of Benchmark Investments, LLC

By:	/s/ Sam Fleischman
Sam Fleischman
Supervisory Principal